Notice to Reader

The enclosed is being re-filed to provide a description of the type of information that was redacted from the same agreement filed on May 5, 2016 (the “Previous Filing”). The only edits to the Previous Filing were to add a description of the type of information that was redacted at sections 4.1 and 5.4.

Japan Oil, Gas and Metals National Corporation
2-10-1 Toranomon, Minato-ku,
Tokyo 105-0001,
Japan

CONFIDENTIAL

May 22 , 2015

Platinum Group Metals Ltd.
788 - 550 Burrard Street,
Vancouver, British Columbia, Canada, V6C 2B5

Platinum Group Metals (RSA) Pty Ltd
1st Floor, Platinum House
24 Sturdee Avenue, Rosebank, Johannesburg, 2196
Gauteng Province, Republic of South Africa

Mnombo Wethu Consultants Proprietary Limited
1st Floor, Platinum House, 24 Sturdee Avenue,
Rosebank, Johannesburg, 2196, Gauteng Province
Republic of South Africa

Waterberg JV Resources Proprietary Limited
1st Floor, Platinum House
24 Sturdee Avenue, Rosebank, Johannesburg, 2196
Gauteng Province, Republic of South Africa

Dear Sirs and Mesdames,

RE: WATERBERG OPTION AND JOINT VENTURE, AMENDMENT NO. 2

In connection with our letter agreement of September 28, 2009 (the "**LA**"), as amended by Amendment No. 1 dated April 25, 2013, we wish to further amend the LA by this Amendment No 2 with effect from April 1, 2015 (notwithstanding its later date of execution by any party). Capitalized terms have the same meaning as in the LA and Amendment No 1.

1. **Transactions to Capitalize the JV Company**

Waterberg Project

1.1 Waterberg JV Resources Proprietary Limited (the "**JV Company**") is hereby made a party to the LA and the parties agree to corporatize the Joint Venture into the JV Company as contemplated in section 5 of the LA, in the more or less immediately

sequential steps 1 to 3 described in section 1.2 below. JOGMEC is or will on the Completion Date, initially be the sole shareholder of JV Company.

1.2 On the "**Completion Date**" as defined in section 4,

(a) as a first step, the parties will execute the shareholders' agreement (and the JV Company will adopt a unique memorandum of incorporation) that will be based on the pro forma shareholders' agreement annexed to the LA as Exhibit C thereto (the "**Shareholders' Agreement**"). It is agreed that the Shareholders' Agreement will first be revised to:

(i) provide for the following until the Feasibility Date in the same fashion as the joint venture is currently operated (the original intended use for the Shareholders' Agreement having been to accommodate mine construction on a simpler parties-are-required-to-contribute model): (A) pro rata funding and dilution for non-participation and conversion to a 1.0% Net Smelter Royalty ("**1% NSR**") if participation in any mine is declined, and (B) deemed transfer of a Participant's Interest to the other Participants in consideration of the 1% NSR if such Participant's Interest is diluted to 10% or less; and

(ii) add the following to section 3.4 as additional actions requiring Super-Majority Votes: (A) approval of a program to prepare a (final) Feasibility Study, (B) approval of a Production Program, and (C) until the Feasibility Date, the acquisition of an Asset or series of Assets with an aggregate fair market value in excess of US$1 million.

(b) as a second step, JOGMEC shall cede and assign to the JV Company all of its right, title and interest in and to all its Option (as defined in the LA) rights and program advances as described in section 3.2 and the JV Company shall immediately exercise the Option resulting in the JV Company being vested with a 37% Participation Interest and recognizing the program advances as an amount to be settled in common shares as contemplated by section 3.2; and

(c) as a third step, the other parties shall capitalize the JV Company by transferring to it their respective Participation Interests and all the existing Waterberg Project assets and thereafter conduct all former joint venture operations through the JV Company;

Waterberg Extension

1.3 Thereafter, and also on the Completion Date,

(a) as a fourth step, PGM-SA and Mnombo will contribute to the JV Company certain Prospecting Rights, Prospecting Rights that have been applied for, and Prospecting Rights under renewal held by PGM-SA, as described on Appendix 1 ("**Waterberg Extension**") and their respective participation interests in the Waterberg Extension joint venture between them, thereby making them assets of the JV Company and part of the Project, and

(b) as a fifth step, JOGMEC will execute a mutually binding subscription agreement with the JV Company for US$20 million for additional common share capital of the JV Company as per the table in section 4 such shares to be issued in settlement of the program advances and additional cash payments contemplated herein,

(collectively the foregoing are together the "**Transactions**").

1.4 Subject to section 3.3, the shares in the JV Company attributable to JOGMEC pursuant to the Transactions ("**JOGMEC Shares**") may be held by an independent designee ("**Designee**") for and on behalf of JOGMEC in terms of a designee agreement ("**Designee Agreement**") in terms of which JOGMEC shall be entitled to all voting and participation rights in respect of the JOGMEC Shares until they are transferred to a JOGMEC Nominee. The other parties shall be entitled to treat the Designee as the owner of the JOGMEC Shares; however, JOGMEC shall be the beneficial owner of the JOGMEC Shares and will be solely responsible for the performance of all the obligations in respect of the JOGMEC Shares as such obligations are contemplated by the Shareholders' Agreement until conveyance of its rights and obligations to a JOGMEC Nominee.

1.5 The Transactions shall be deemed to consummate sequentially as above and shall result in the relative immediate shareholdings and committed shareholdings of the parties described in section 3.7. The JV Company will be debt free as of both the commencement of, and completion of, the Transactions on the Completion Date.

(a) The determination of the resulting shareholdings upon consummation of the steps of the Transactions is based on the parties' arms-length negotiations and reflects their assessment of various factors involving relative fair value of the Waterberg Project, the Waterberg Extension and the joint venture between PGM-SA and Mnombo relating thereto. These factors include in no particular order, the known mineralization and the exploration potential of the projects as communicated to the parties in any written form, without warranty, by PGM-SA or PGM as Operator parties, the US$20 million in committed funding in the currently very difficult market for securing exploration financing for exploration projects and the value to JOGMEC of reducing its financial exposure to the larger combined project.

1.6 The parties intend that the Transactions shall not give rise to any immediately taxable transaction for any party, and the parties will make and rely upon such tax deferred (or roll-over) elections as are permitted to be made under applicable South African and other applicable jurisdictions' tax laws to effect any element of the Transactions which otherwise would or might be a currently taxable transaction, on a tax-deferred basis.

2. Transfer of Waterberg Project and Waterberg Extension Rights

2.1 On the Completion Date, the parties interests in Waterberg Project arising out of the LA shall be conveyed to the JV Company by the parties in proportion to their beneficial interests (PGM-SA conveying 100% of the registered title) subject to a

condition precedent of Ministerial approval under section 11 of the *Mineral and Petroleum Resources Development Act, 2002* (South Africa) (the "**MPRD Act**"). The step 3 common shares shall be issued on the Completion Date.

2.2 After step 3 above, the Waterberg Extension shall be conveyed to the JV Company by PGM-SA and Mnombo as to their joint beneficial interests (PGM-SA conveying 100% of the registered title) subject to the same condition precedent of Ministerial approval under section 11 of the MPRD Act. The step 4 common shares shall be issued on the Completion Date.

2.3 The Waterberg Project and Waterberg Extension prospecting rights and interests therein shall be contributed to the JV Company by the relevant parties free and clear of liens and encumbrances of any kind together with any other rights or authorities appurtenant thereto such as any rights which relate to the use of the surface, water or access and egress thereto.

2.4 Each party represents to the others it has taken no action to encumber the Waterberg Project or Waterberg Extension prospecting rights and agrees to convey its interests free and clear of any Encumbrances. Each party represents to the others that to its information and belief it has good title to the Waterberg Project (and for PGM-SA and Mnombo only, good title to the Waterberg Extension prospecting rights). Each party represents that no person has made any substantive allegation that such party does not have good and marketable title to the foregoing interests.

3. JOGMEC Share Subscription in JV Company

3.1 As part of step 5, JOGMEC will execute a subscription for additional common shares (the "**JOGMEC Subscribed Shares**") in the capital of the JV Company for an aggregate subscription price of US$20 million. The subscription shall be payable firstly by application of program advances made after the date hereof as required below with the balance to be funded in tranches by March 31, 2018. The funding amount of US$20 million will be applied by the JV Company to advance the Waterberg Project and the Waterberg Extension. The first US$8.0 million ("**Tranche 1**") will be paid over the 12 month period from April 1, 2015 to March 31, 2016, the next US$6.0 million ("**Tranche 2**") will be paid over the 12 month period from April 1, 2016 to March 31, 2017 and the last US$6.0 million ("**Tranche 3**") (and generally a "**Tranche**" or "**Tranches**") will be paid over the 12 month period from April 1, 2017 to March 31, 2018. The subscription shall be at the Rand equivalent of USD $795.735 per share notwithstanding the date of advance of funds..

3.2 The first US$2 million of Tranche 1 shall be paid to the Operator within 30 days from a delivery date of invoice after the signature date of this Amendment No 2 to the LA. The Operator shall issue such invoice within 10 days of such signature date. Until the Completion Date the share subscription Tranches shall be deemed to be unsecured, non-interest bearing, non-callable interim program advances by JOGMEC to be assigned by JOGMEC to the JV Company along with JOGMEC's other interests in the Option and settled by the issuance of shares of the JV Company on the Completion Date

as contemplated by steps 4, 5 and 6 in the table in section 3.7. Subsequent Tranches will be based on timely funding of annual budgets in reasonable tranches on an as needed basis. For avoidance of doubt, if the Completion Date does not occur for any reason then on termination hereof, the program advances shall be deemed to be JOGMEC contributions to the Joint Venture under the Option and the other parties to the (Waterberg) Joint Venture shall have 120 days to make equivalent pro rata advances to the Joint Venture failing which they will suffer equity dilution as if the amounts were program funding approved in the ordinary course to which they did not elect to participate.

3.3 The balance of the JOGMEC Subscribed Shares in respect of which the subscription price has not as yet been paid shall be issued in trust to a trustee (the "**Trustee**") under sections 40(5) to 40(7) of the *Companies Act, 2008* (South Africa) pursuant to a trust agreement ("**Trust Agreement**") on terms whereby JOGMEC shall be entitled to all voting and participation rights in respect of such JOGMEC Subscribed Shares and JOGMEC shall remain liable for the obligations of the Shareholders Agreement as contemplated in section 3.4 below. The Trustee may be the Designee referred to in paragraph 1.4 above. The appropriate number of JOGMEC Subscribed Shares in each instance shall be transferred to the Designee on full payment of each of the First Tranche, the Second Tranche and the Third Tranche (inclusive of any amounts treated as program advances).

3.4 JOGMEC's entitlement to JOGMEC Subscribed Shares shall be reflected in their issuance to the Trustee in trust for JOGMEC and the eventual Designee (or, if the Designee and the Trustee are one and the same entity, initially in terms of the Trust Agreement contemplated in paragraph 3.3 and eventually in terms of the Designee Agreement contemplated in paragraph 1.4). The other parties shall be entitled to treat the Trustee or Designee as the owner of such JOGMEC Subscribed Shares; however, JOGMEC shall be the beneficial owner of such JOGMEC Subscribed Shares and will be responsible the performance of all obligations in respect of the holder of such JOGMEC Subscribed Shares as such obligations are contemplated by the Shareholders' Agreement (unless and until JOGMEC assigns its rights and obligations to a JOGMEC Nominee).

3.5 JOGMEC's subscription for JOGMEC Subscribed Shares is not optional or conditional (except in the event that the JV Company is placed under business rescue or is provisionally or final liquidated) and the JV Company shall have a right of specific performance to require the completion of the subscription. JOGMEC shall be entitled under the Trust Agreement to a number of votes as if all JOGMEC Subscribed Shares had been paid for and issued to it. In the event that JOGMEC transfers and assigns all of its common shares in the JV Company to a JOGMEC Nominee or any other third party or parties (collectively, the "**JOGMEC Successor(s)**"), such transfer and assignment shall be conditional upon the other parties' consent to the assumption by the JOGMEC Successor(s) of JOGMEC's obligation to pay all amounts not yet paid under JOGMEC's subscription for JOGMEC Subscribed Shares, acting reasonably, or else JOGMEC must complete the Tranches before the assignment to the JOGMEC Successor is effective.

3.6 For the funding of any approved programs or other JV Company costs in excess of JOGMEC's commitments in respect of Tranche 2 and Tranche 3 during the two related 12-month periods, all shareholders must fund their pro-rata share within [90] days or suffer dilution to their equity interests (JOGMEC's equity interest being deemed to be 28.35% for contribution and dilution purposes). For the avoidance of doubt, the parties hereby acknowledge and agree that all Expenditures and other JV Company costs during the 12 month period from April 1, 2015 to March 31, 2016 shall not in the aggregate exceed the $8 million amount to be covered by Tranche 1.

3.7 The interests of the parties in the JV Company on consummation the Transactions will be as follows based on a deemed value of the Rand equivalent of USD $795.735 per share per common share:

Shareholder	Step 1 Shares	Steps 2 & 3 Shares	Steps 4 & 5 Shares	Total Shares	Final Shares Percentage
JOGMEC (trust)	na	37,000	25,134[(1)]	62,134	28.350%
PGM-SA	na	37,000	63,050	100,050	45.650%
Mnombo	na	26,000	30,983	56,983	26.000%
Total:	na	100,000	119,167	219,167	100.000%

1. These JOGMEC Subscribed Shares will be issued to the Trustee as fully voting and participating common shares on the Completion Date, to be transferred to the Designee (or, if the Trustee and the Designee are the same entity, transferred from being held under the Trust Agreement to being held under the Designee Agreement) when each tranche is fully paid, as contemplated in paragraph 3.3 and 3.4 above. These shares will include settlement of any program advances made as advances against subscription Tranches prior to the Completion Date.

4. **Completion Date, Failure of Principal Condition**

[Redacted – contained information with respect to regulatory approvals]

4.2 On the Completion Date each of the parties shall execute and deliver to the others such cash, property conveyances, subscription and shareholders agreements as

are reasonably required to implement the Transactions. In particular, the parties shall execute the Shareholders' Agreement, convey their Waterberg interests as aforesaid, issue the common shares, appoint directors, and make all necessary applications and filings in respect of the Transactions. The US$ price of the JOGMEC Subscribed Shares will be the same for all JOGMEC Subscribed Shares issued from the Completion Date until JOGMEC has completed its subscription.

4.3 PGM-SA's counsel shall be instructed to take the lead to prepare the documents and conveyances needed for implementation of the Transactions for review by all the parties. The cost of implementing the Transaction (except JOGMEC's trustee costs) shall be borne by the JV Company.

5. Related Matters

5.1 PGM-SA and Mnombo agree that on the Completion Date, the existing Waterberg Extension joint venture between them dated January 20, 2015 will be dissolved and be of no further force or effect with all interest therein having been contributed to the JV Company and all obligations related thereto retained or extinguished.

5.2 All parties agree that the LA, as further amended hereby, will terminate on the Completion Date upon completion of the Transactions.

5.3 The parties agree that for the purpose of maintaining marketing rights, the minimum JV Company interest that JOGMEC must hold as set out in clause 12.2 and 12.3 of the LA will be reduced from 30.0% to 25.0% and this will be reflected in the final Shareholders Agreement.

[Redacted – contained information with respect to voting]

5.5 All terms and conditions of the current LA not amended hereby will until the Completion Date remain in full force and effect and be reflected in the Shareholders' Agreement and JV Company's constitutional documents.

6. FURTHER ASSURANCES AND EXECUTION

6.1 Each Party must, without undue delay or demand for further consideration, do everything reasonably necessary to give full effect to each obligation assumed by it pursuant to this LA.

6.2 Executed by the authorized representatives of parties as of the date written with intended effect as of the date first above written:

Japan Oil, Gas and Metals National Corporation

Per: 辻本 崇史
Takafumi Tsujimoto, Executive Director Date May 21, 2015

Accepted by and with the intention that **Platinum Group Metals Ltd** will be legally bound to fulfill the terms hereof:

Per: [signature]
R Michael Jones, President Date May 22, 2015

Accepted by and with the intention that **Platinum Group Metals (RSA) Pty Ltd** will be legally bound to fulfill the terms hereof:

Per: [signature]
R Michael Jones, CEO Date May 22, 2015

Accepted by and with the intention that **Mnombo Wethu Consultants Proprietary Limited** will be legally bound to fulfill the terms hereof:

Per: [signature]
Frank R Hallam, Director Date May 22, 2015

Accepted by and with the intention that **Waterberg JV Resources Proprietary Limited** will be legally bound to fulfill the terms hereof:

Per: [signature]
Frank R Hallam, Director Date May 22, 2015